Exhibit 99.(II)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")
                       REPORTS FIRST QUARTER 2002 RESULTS

Panama City, Republic of Panama, April 18, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the first quarter ended March 31, 2002. The Bank reported net income before provisions of $20.5 million, of which $20.0 million was allocated to increase the allowance for potential credit losses, making the total of both the allowance for potential credit losses and impairment of securities $255.0 million, compared to $235 million at December 31, 2001. Net income available to common stockholders was $0.2 million, or $0.01 per share, compared with $26.8 million, or $1.42 per share, reported in the first quarter of 2001.

The average number of common shares outstanding for the first quarter of 2002 was 17,342,370 shares compared with 18,898,091 shares for the first quarter of 2001.

--------------------------------------------------------------------------------
There will be a conference call on April 19, 2002 at 11:00 a.m. ET in the U.S. (10:00 a.m. Panamanian time). For those interested in participating, please call 877-925-2339 in the United Sates and, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-2907. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#5600794 to the telephone operator answering the call five minutes before the call is set to begin.
--------------------------------------------------------------------------------

Jose Castaneda, Chief Executive Officer of BLADEX, said, "Our financial results for the first quarter were negatively impacted by the continued deterioration of the situation in Argentina. We remain very concerned about current trends in that country. However, we believe that our strong capitalization and operating profitability, coupled with the liquidity and quality of our non-Argentine portfolio, provide us with the support we need to address the challenges we face in that country.

During the first quarter of 2002, the Bank's status as a multilateral credit organization was confirmed by the Central Bank of Argentina, entitling the Bank to receive payments in US dollars from Argentine creditors without its prior approval.

In other countries of the region, the generally increasing risk levels and diminished economic activity led to a reduction in our loan balances in the quarter. Revenues were further reduced because of our decision to build and maintain over $600 million in liquidity, a course of action consistent with the prudent management of the Bank.

We want to provide information to all of our stakeholders about our Argentine portfolio in order to explain our strategy for this difficult and complex problem. We have been successful working with our borrowers in Argentina to help them adjust to the new realities in that market, thereby improving our chances of collection in the future. This approach resulted in our unpaid interest from Argentine borrowers as of March 31, 2002 amounting to less than $0.8 million. Our strategy is to continue to reduce our overall exposure, which at March 31, 2002 was $1,001 million, down approximately $158 million since year-end.

The market's perception of our exposure in Argentina, coupled with the recent lowering of BLADEX's credit ratings, have hindered our ability to maintain an ideal funding mix. We are about to undertake a program of meetings with our depositors and correspondents to help them better understand our strategy in Argentina, and present details about the progress we are making in that market. Concurrently, we will explain our program of diversifying our revenue base and positioning the Bank for future growth in fee-based income," Mr. Castaneda concluded.

The following table sets forth the condensed profit and loss statements for the first quarter of 2002 and the first and fourth quarters of 2001:

                                        (In $ millions, except percentages)
           ----------------------------------------------------------------------------------------
                                                                       IQ01       IVQ01       IQ02
           ----------------------------------------------------------------------------------------
           Operating net interest income                               15.1        16.9       17.7
           Effect of interest rate gap                                  3.4         5.7        3.3
           Interest income on available capital funds                  12.0         5.4        3.8
           Net interest income, net of adjustments                     30.5        28.0       24.8
           Net commission and other income                              4.2         3.7        2.8
           Derivatives and hedging activities                           0.6         5.5       -0.3
           Net revenues                                                35.3        37.2       27.3
           Operating expenses                                          -5.6        -7.9       -5.3
           Adjustments and accounting changes                           1.2         0.0       -1.5
           Net income before provisions and impairment of
             securities                                                29.7        29.3       20.5
           Provision for possible credit losses and impairment
             loss on securities                                        -3.8      -106.0      -20.0
           ----------------------------------------------------------------------------------------
           Net income                                                  27.1       -76.7        0.5
           ----------------------------------------------------------------------------------------
           Net income available to common stockholders                 26.8       -77.0        0.2
           ----------------------------------------------------------------------------------------

EXPOSURE IN ARGENTINA

At March 31, 2002, the Bank's exposure in Argentina amounted to $1,001 million, consisting of $781 million of loans, $106 million of securities, and $114 million of off-balance sheet financial risk instruments. This exposure represented a reduction of 14% from December 31, 2001 and of 32% from a year ago.

The distribution of the Bank's Argentine credit portfolio, which is denominated in US dollars, was as follows, at the dates indicated below:

    ------------------------------------------------------------------------------------------------------
                                                    DEC-31-00       SEP-30-01      DEC-31-01       MAR-31-02
    ------------------------------------------------------------------------------------------------------
    Controlled subsidiaries of major US &               19%            22%             20%            17%
      European Banks
    Branches of major US & European Banks                6%             4%              5%             6%
    Controlled subsidiaries of major US &
      European Corporations                             21%            19%             21%            25%
    State owned banks                                   31%            29%             31%            25%
    Local banks                                         13%            13%             11%            13%
    Local corporations                                  10%            13%             12%            13%
    ------------------------------------------------------------------------------------------------------

In addition, the Bank had reverse repurchase agreements with Argentine counterparties totaling US$245 million at March 31, 2002, which are fully collateralized with U.S. Treasury securities.

The Bank does not hold Argentine sovereign debt and 32% of the Bank's exposure in Argentina is considered to be comprised of trade-related transactions. At March 31, 2002, the Bank's credit portfolio in Argentina had the following maturity profile: 42% maturing within 6 months, 29% maturing between 6 months and one year and 29% maturing in more than one year.

At March 31, 2002, the Bank's impaired loans and securities in Argentina amounted to $146 million, the same as at December 31, 2001, which represented the Bank's total exposure to one local bank, one international bank and one local corporation.

As part of the Bank's continued, close monitoring of its Argentine portfolio and of the adequacy of its loan loss provisions, dedicated teams from BLADEX have visited each client and held senior level meetings with relevant government authorities, rating agencies and other banks. The Bank is pursuing a proactive collection policy in the country, and continues to diligently manage its Argentine portfolio.

BUSINESS

The average credit portfolio (loans and selected investment securities net of unearned income, plus acceptances and contingencies) for the first quarter of 2002 was $5,701 million. The following table sets forth the Bank's daily average credit portfolio for each quarter in the fifteen-month period ended March 31, 2002:

                                      (In $ millions, except percentages)
--------------------------------------------------------------------------------------------------------------

                                                              IQ01       IIQ01     IIIQ01     IVQ01      IQ02
--------------------------------------------------------------------------------------------------------------
Average credit portfolio (1)                                  6,646      6,745      6,814     6,666      5,701

Quarterly growth rate of daily average credit portfolio (%)     5%         1%         1%       -2%        -14%
--------------------------------------------------------------------------------------------------------------

(1) The average of loans and selected investment securities net of unearned income, plus acceptances and contingencies.

The following table sets forth the Bank's daily average credit portfolio as well as the daily average loan portfolio (loans and selected investment securities net of unearned income) and the daily average acceptances and contingencies for each month in the six-month period ended March 31, 2002:

                                      (In $ millions, except percentages)
--------------------------------------------------------------------------------------------------------------------

                                                     OCT01       NOV01      DEC01      JAN02      FEB02       MAR02
--------------------------------------------------------------------------------------------------------------------
Daily average loan portfolio (1)                     5,674       5,593      5,423      5,140      4,892       4,602

Daily average acceptances & contingencies            1,138       1,130      1,047        939        834         756
                                                     -----       -----      -----        ---        ---         ---

Daily average credit portfolio (2)                   6,812       6,723      6,469      6,079      5,726       5,358
--------------------------------------------------------------------------------------------------------------------

Monthly growth rate of daily average loan
   portfolio (%)                                      2%         -1%        -3%        -5%        -5%         -6%

Monthly growth rate of daily average credit
   portfolio (%)                                      1%         -1%        -4%        -6%        -6%         -6%
--------------------------------------------------------------------------------------------------------------------

(1)   Includes loans and selected investment securities net of unearned income.

(2) Includes the average loan portfolio net of unearned income, plus acceptances and contingencies.

At March 31, 2002, (i) the Bank's outstanding credit portfolio was $5,126, million, (ii) the loan portfolio was $4,397 million and (iii) acceptances and contingencies amounted to $729 million. At March 31, 2002, approximately $3,979 million or 77% in principal amount of the Bank's credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,989 million or 39%); Argentina ($960* million or 19%);

Mexico ($772 million or 15%); and Venezuela ($258 million or 5%). A comparative credit distribution by country is shown in Exhibit VI hereto.

(*) Exposure in Argentina is net of $40 million of impairment loss on securities

ASSET QUALITY

At March 31, 2002, the Bank's impaired loans and securities amounted to $147 million, the same as at December 31, 2001 and compared to $13 million at March 31, 2001. Loans are classified as impaired and placed on a nonaccrual status (cash basis) when it is determined that the payment of interest or principal is doubtful of collection, or when interest or principal is past due for 90 days or more. The following table sets forth the Bank's allowance for possible credit losses and impairment loss on securities for the quarters ended March 31, 2001, December 31, 2001 and March 31, 2002:

                                                     For the three months ended
    -----------------------------------------------------------------------------------------------------------------
                                                       March 31, 2001        December 31, 2001       March 31, 2002
    -----------------------------------------------------------------------------------------------------------------
    Allowance for possible credit losses                            (In $ millions, except percentages)
        At beginning of period                              132.6                   139.2                194.7
           Provisions charged to expense                      3.8                    65.7                 20.0
           Recoveries                                         0.1                     0.1                    0
           Charged off loans                                    0                    10.3                    0
           Reversal due to SFAS 133 adoption                  5.0                       0                    0
    -----------------------------------------------------------------------------------------------------------------
        Balance at end of period                            131.4                   194.7                214.7
    -----------------------------------------------------------------------------------------------------------------
    Impairment loss on securities                               0                    40.4                 40.4
    -----------------------------------------------------------------------------------------------------------------
    Allowance for possible credit losses and
        impairment loss on securities                       131.4                   235.0                255.0
    -----------------------------------------------------------------------------------------------------------------

NET REVENUES

Net revenues (net interest income and commission income less commission expense plus income from derivatives and hedging activities plus other income) for the first quarter of 2002 decreased 27% compared to the first quarter of 2001.
The following table shows the components of net revenues for the periods set forth below:

                                 (In $ millions)
-------------------------------------------------------------------------------
                                      IQ01           IVQ01            IQ02
===============================================================================
Net interest income                   30.6            28.0            23.3
Commission income                      3.6             3.9             2.8
Commission expenses                   (0.3)           (0.3)           (0.3)
Derivatives and hedging
activities                             0.6             5.5            (0.3)
Other income                           0.1             0.1             0.2
-------------------------------------------------------------------------------
Net revenues                          35.4            37.2            25.8
-------------------------------------------------------------------------------

NET INTEREST INCOME

Net interest income amounted to $23.3 million in the first quarter of 2002 compared to $30.6 million for the first quarter of 2001, representing a decrease of 24%. The net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities) for the first quarter of 2002 were 1.72% and 1.30%, respectively.

The table below sets forth the net interest margin and the net interest spread for each of the periods listed below:

        ------------------------------------------------------------
                                      IQ01       IVQ01       IQ02
        ------------------------------------------------------------
        Net Interest Margin           2.17%       1.82%      1.72%
        ------------------------------------------------------------
        Net Interest Spread           1.26%       1.33%      1.30%
        ------------------------------------------------------------

The Bank estimates that the decline of 10 basis points in the net interest margin during the first quarter of 2002, as compared to the fourth quarter of 2001, was mainly due to:

i) Lower interest rates, which generated a lower return on the Bank's available capital funds, resulting in a negative effect of 7 basis points on the net interest margin;

ii) Higher lending margins, which had a positive effect of 7 basis points on the net interest margin;

iii) Higher marginal cost of funds, which had a negative effect of 5 basis points on the net interest margin; and

iv) The cost of financing nonaccruing loans and impaired investments, which had a negative effect of 5 basis points on the net interest margin.

COMMISSION INCOME

Commission income for the first quarter of 2002 was $2.8 million, compared to $3.6 million for the first quarter of 2001. The following table shows the components of commission income for the periods indicated:

                                (In $ thousands)
-------------------------------------------------------------------------------

COMMISSION INCOME                            IQ01          IVQ01          IQ02
-------------------------------------------------------------------------------

Letters of credit                           1,306          1,709            806

Guarantees:

      Country risk coverage business          711            687            585

      Other guarantees                      1,359          1,243          1,038

Loans                                         203            234            371

   TOTAL COMMISSION INCOME INCOME           3,579          3,873          2,800
                                            =====          =====          =====
-------------------------------------------------------------------------------

OPERATING EXPENSES

Total operating expenses for the first quarter of 2002 declined 7% compared to the first quarter of 2001, and declined 33% compared to the fourth quarter of 2001. The following table shows the components of total operating expenses for the periods indicated:

                            (In $ thousands)
----------------------------------------------------------------------------

OPERATING EXPENSES                        IQ01         IVQ01         IQ02
----------------------------------------------------------------------------

Salaries and other employee expenses*       2,782        3,736         3,109

Communications                                224          134           193

Depreciation of premises and equipment        318          267           340

Professional services                         554          201           575

Maintenance and repairs                       136          252           136

Rent of office and equipment                  224          317           187

Pre-operating costs                             0        2,967             0

Other operating expenses*                   1,412           28           731
                                            -----        -----         -----

TOTAL OPERATING EXPENSES                    5,651        7,902         5,270
                                            =====        =====         =====
------------------------------------------------------------------------------

* The provision for performance bonus for employees has been included in other operating expenses.

The efficiency ratio (total operating expenses to net revenues) for the first quarter of 2002 was 20.5%.

PERFORMANCE AND CAPITAL RATIOS

The return on average stockholders' equity and return on average assets for the quarter ended March 31, 2002 were 0.1% and 0.04%, respectively, compared to 15.6% and 1.9%, respectively, for the quarter ended March 31, 2001.

The ratio of common equity to total assets at March 31, 2002 was 12.1%, compared to 11.6% at March 31, 2001, and compared to 10.1% at December 31, 2001. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios would be 18.4% and 20.1%, respectively, as of March 31, 2002, compared to 17.2% and 18.9%, respectively, as of March 31, 2001 and compared to 15.7% and 17.4%, respectively, as of December 31, 2001.

Note:

Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

                       SUMMARY CONSOLIDATED FINANCIAL DATA            EXHIBIT I
--------------------------------------------------------------------------------

                                                                           MARCH 31,
                                                                  ---------------------------
                                                                     2001            2002
---------------------------------------------------------------------------------------------
                                                                  (In $ thousands, except per
                                                                    share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income ...........................................   $    30,643     $    23,302
Commission income .............................................         3,579           2,800
Commission expense and other charges ..........................          (315)           (281)
Derivatives and hedging activities ............................           622            (317)
Gains on sales of securities available for sale ...............           656              98
Other income ..................................................           242             152
                                                                  -----------     -----------
Net revenues ..................................................        35,427          25,753
Operating expenses ............................................        (5,651)         (5,270)
Provision for loan losses .....................................        (3,750)        (20,000)
                                                                  -----------     -----------
Net income before income tax and
  cumulative effect of accounting changes .....................        26,026             483
Provision for income tax ......................................           (15)             (9)
Cumulative effect of accounting changes (SFAS 133) ............         1,129               0
                                                                  -----------     -----------
Net income ....................................................        27,140             474
                                                                  ===========     ===========
Net income available for common stockholders ..................        26,833             170

BALANCE SHEET DATA:
Loans, net ....................................................     5,141,050       3,658,936
Securities purchased under agreements to resell ...............             0         244,524
Investment securities .........................................       439,816         301,462
Total assets ..................................................     6,047,250       4,965,310
Deposits ......................................................     1,787,920         941,815
Short-term borrowings & placements ............................     1,671,744       1,582,086
Medium & long-term borrowings & placements ....................     1,748,260       1,738,843
Total liabilities .............................................     5,332,217       4,350,662
Redeemable preferred stock ....................................        15,375          15,232
Common stockholders' equity ...................................       699,658         599,416

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ....................          1.42            0.01
Diluted earnings per share ....................................          1.42            0.01
Book value (period average) ...................................         37.01           34.70
Book value (period end) .......................................         37.43           34.55

COMMON SHARES OUTSTANDING:
Period average ................................................        18,898          17,342
Period end ....................................................        18,682          17,343

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets ......................................          1.90%           0.04%
Return on average common stockholders' equity .................         15.55%           0.11%
Net interest margin ...........................................          2.17%           1.72%
Net interest spread ...........................................          1.26%           1.30%
Total operating expenses to total average assets ..............          0.40%           0.39%

ASSET QUALITY RATIOS:
Non-accruing loans to total loan portfolio ....................          0.24%           2.43%
Net charge offs to total loan portfolio .......................          0.00%           0.00%
Allowance for loan losses to total loan portfolio .............          2.01%           4.49%
Allowance for loan losses to non-accruing loans ...............        852.09%         184.50%
Allowance for losses on off-balance sheet credit risk to total
  contingencies net of mark-to-market guarantees ..............          1.61%           2.73%

CAPITAL RATIOS:
Common stockholders' equity to total assets ...................         11.57%          12.07%
Common stockholders' equity and preferred stock to total assets         11.82%          12.38%
Tier 1 capital to risk-weighted assets ........................         17.22%          18.36%
Total capital to risk-weighted assets .........................         18.85%          20.07%
----------------------------------------------------------------------------------------------

                                                                      EXHIBIT II

                        CONSOLIDATED STATEMENT OF INCOME

-----------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED MARCH 31,
                                                            ----------------------------
                                                        2001       2002        CHANGE      %
-----------------------------------------------------------------------------------------------
                                                        (In $ thousands, except percentages)
Interest income ..................................   $ 111,125    $ 57,105    ($54,020)    (49)%
Interest expense .................................     (80,482)    (33,803)     46,679     (58)
                                                     ---------    --------    --------

NET INTEREST INCOME ..............................      30,643      23,302      (7,341)    (24)

Commission income ................................       3,579       2,800        (779)    (22)
Commission expense and other charges .............        (315)       (281)         34     (11)
Derivatives and hedging activities ...............         622        (317)       (939)   (151)
Gains on sales of securities available for sale ..         656          98        (558)    (85)
Other income .....................................         242         152         (90)    (37)
                                                     ---------    --------    --------

NET REVENUES .....................................      35,427      25,753      (9,673)    (27)

OPERATING EXPENSES:
Salaries and other employee expenses .............      (3,297)     (3,109)        188      (6)
Communications ...................................        (224)       (193)         31     (14)
Depreciation of premises and equipment ...........        (318)       (340)        (22)      7
Professional services ............................        (554)       (575)        (21)      4
Maintenance and repairs ..........................        (136)       (136)          1      (0)
Rent of office and equipment .....................        (224)       (187)         38     (17)
Other operating expenses .........................        (897)       (731)        167     (19)
                                                     ---------    --------    --------

TOTAL OPERATING EXPENSES .........................      (5,651)     (5,270)        381      (7)

Provision for loan losses ........................      (3,750)    (20,000)    (16,250)    433
                                                     ---------    --------    --------

NET INCOME BEFORE INCOME TAX AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES ........      26,026         483     (25,543)    (98)

Provision for income tax .........................         (15)         (9)          6     (40)
Cumulative effect of accounting changes (SFAS 133)       1,129           0      (1,129)   (100)
                                                     ---------    --------    --------

NET INCOME .......................................   $  27,140    $    474    ($26,666)    (98)%
                                                     =========    ========    ========

--------------------------------------------------------------------------------

                                                                     EXHIBIT III

                           CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------------------------------------
                                                           AT MARCH 31,
                                                    ---------------------------
                                                        2001           2002         CHANGE        %
------------------------------------------------------------------------------------------------------
                                                            (In $ thousands, except percentages)
ASSETS
Cash and due from banks .........................   $     2,486    $     3,641    $     1,155      46%
Interest-bearing deposits with banks ............       260,330        643,872        383,542     147
Securities purchased under agreements to resell .             0        244,524        244,524    n.a.
Investment securities ...........................       439,816        301,462       (138,354)    (31)
Loans ...........................................     5,267,499      3,872,355     (1,395,144)    (26)
Unearned income .................................       (12,201)       (15,936)        (3,735)     31
Allowance for loan losses .......................      (114,248)      (197,484)       (83,235)     73
                                                    -----------    -----------    -----------
  Total loans, net ..............................     5,141,050      3,658,936     (1,482,114)    (29)

Customers' liabilities under acceptances ........         7,227          8,787          1,560      22
Premises and equipment ..........................         5,235          5,192            (44)     (1)
Accrued interest receivable .....................       114,055         48,878        (65,178)    (57)
Other assets ....................................        77,051         50,020        (27,031)    (35)
                                                    -----------    -----------    -----------

  TOTAL ASSETS ..................................   $ 6,047,250    $ 4,965,310    ($1,081,940)    (18)%
                                                    ===========    ===========    ===========


LIABILITIES
Deposits ........................................     1,787,920        941,815       (846,106)    (47)
Short-term borrowings & placements ..............     1,671,744      1,582,086        (89,658)     (5)
Medium & long-term borrowings & placements ......     1,748,260      1,738,843         (9,418)     (1)
Acceptances outstanding .........................         7,227          8,787          1,560      22
Accrued interest payable ........................        55,935         28,100        (27,835)    (50)
Other liabilities ...............................        61,130         51,032        (10,098)    (17)
                                                    -----------    -----------    -----------

  Total Liabilities .............................   $ 5,332,217    $ 4,350,662    ($  981,555)    (18)%

Redeemable preferred stock ......................   $    15,375    $    15,232    ($      143)     (1)%

COMMON STOCKHOLDERS' EQUITY
Common stock, without par value .................       133,165        133,230
Treasury stock ..................................        (8,586)       (85,634)
Capital surplus .................................       135,183        145,493
Capital reserve .................................       305,210        305,210
Retained earnings ...............................       133,579        101,149
Other comprehensive income ......................         1,107            (32)
                                                    -----------    -----------    -----------

 Total common stockholders' equity ..............   $   699,658    $   599,416    ($  100,242)    (14)%
                                                    -----------    -----------    -----------

 TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY .........................   $ 6,047,250    $ 4,965,310    ($1,081,940)    (18)%
                                                    ===========    ===========    ===========

--------------------------------------------------------------------------------

                                                                      EXHIBIT IV

              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------
                                                                              THREE MONTHS ENDED MARCH 31,
                                                          --------------------------------------------------------------------
                                                                         2001                             2002
                                                          --------------------------------  ----------------------------------
                                                          AVERAGE                    AVG.    AVERAGE                    AVG.
                                                          BALANCE     INTEREST       RATE    BALANCE      INTEREST     RATE
------------------------------------------------------------------------------------------  ----------------------------------
                                                                         (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Deposits with banks ..................................  $   245,535   $  3,484       5.68%  $   624,555   $   2,815       1.80%
Loans, net * .........................................    5,044,218     98,549       7.81     4,438,118      48,227       4.35
Non accruing loans ...................................       14,091                              85,501
Investment securities ................................      421,020      9,093       8.64       339,885       6,063       7.14

                                                        ----------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS ........................  $ 5,724,864   $111,125       7.76%  $ 5,488,060   $  57,105       4.16%
                                                        ----------------------------------------------------------------------

Non interest earning assets ..........................  $   159,301                         $    84,289
Allowance for loan losses ............................     (111,771)                           (180,095)
Other assets .........................................       11,172                              63,351
                                                        -----------                         -----------
TOTAL ASSETS .........................................  $ 5,783,565                         $ 5,455,605
                                                        -----------                         -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand ...........................................  $     5,962   $     13       0.86%  $     6,257   $      12       0.74%
    Time .............................................    1,716,317     25,441       5.93     1,222,824       6,026       1.97
Short-term borrowings & placements ...................    1,585,347     26,013       6.56     1,737,296      12,786       2.94
Medium & long-term borrowings & placements ...........    1,643,294     29,015       7.06     1,757,882      14,980       3.41

                                                        ----------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES ...................  $ 4,950,919   $ 80,482       6.50%  $ 4,724,259   $  33,803       2.86%
                                                        ----------------------------------------------------------------------

Non interest bearing liabilities and other liabilities  $   117,340                         $   114,081

TOTAL LIABILITIES ....................................    5,068,260                           4,838,339

Redeemable preferred stock ...........................       15,537                              15,232
Common stockholders' equity ..........................      699,768                             602,034

TOTAL LIABILITIES, REDEEMABLE PREFERRED                 -----------                         -----------
  STOCK AND COMMON STOCKHOLDERS' EQUITY ..............  $ 5,783,565                         $ 5,455,605
                                                        -----------                         -----------

NET INTEREST SPREAD ..................................                               1.26%                                1.30%
                                                                                   ------                               ------
NET INTEREST INCOME AND NET
  INTEREST MARGIN ....................................                $ 30,643       2.17%                $  23,302       1.72%
                                                                      -------------------                 --------------------

--------------------------------------------------------------------------------

* Includes securities purchased under agreements to resell.

                                                                       EXHIBIT V

                        CONSOLIDATED STATEMENT OF INCOME
                  (In $ thousands, except percentages & ratios)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     THREE
                                                YEAR                    THREE MONTHS ENDED               YEAR        MONTHS
                                               ENDED      --------------------------------------------   ENDED       ENDED
                                              DEC 31/00   MAR 31/01   JUN 30/01   SEP 30/01  DEC 31/01  DEC 31/01   MAR 31/02
                                              -------------------------------------------------------------------------------
Interest income ............................  $ 402,586   $ 111,125   $ 100,631   $ 89,996   $ 76,702   $ 378,454   $ 57,105
Interest expense ...........................   (289,916)    (80,482)    (69,164)   (61,353)   (48,683)   (259,683)   (33,803)
                                              ---------   ---------   ---------   --------   --------   ---------   --------
NET INTEREST INCOME ........................    112,670      30,643      31,466     28,642     28,019     118,771     23,302
                                              ---------   ---------   ---------   --------   --------   ---------   --------
Commission income ..........................     25,878       3,579       3,615      3,867      3,873      14,934      2,800
Commission expense and other charges .......     (1,136)       (315)       (351)      (306)      (272)     (1,243)      (281)
Derivatives and hedging activities .........         --         622       4,932     (3,696)     5,521       7,379       (317)
Gains on sales of securities available for
  sale .....................................         --         656       2,824      1,318         --       4,798         98
Other income ...............................         89         242         257        103         52         654        152
                                              ---------   ---------   ---------   --------   --------   ---------   --------
NET REVENUES ...............................    137,500      35,427      42,744     29,929     37,193     145,293     25,753

Operating expenses .........................    (21,180)     (5,651)     (5,819)    (7,022)    (7,902)    (26,394)    (5,270)

Provision for loan losses ..................     (8,000)     (3,750)     (3,750)    (4,000)   (65,644)    (77,144)   (20,000)
Provision for losses on off-balance sheet
  credit risks .............................    (11,200)         --          --         --         --          --         --
Impairment loss on securities ..............         --          --          --         --    (40,356)    (40,356)        --
                                              ---------   ---------   ---------   --------   --------   ---------   --------
NET INCOME BEFORE INCOME TAX AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGES ...     97,121      26,026      33,176     18,907    (76,709)      1,399        483

Income tax .................................        (65)        (15)        (15)        (5)        --         (35)        (9)
Cumulative effect of accounting changes
  (SFAS 133) ...............................         --       1,129          --         --         --       1,129         --
                                              ---------   ---------   ---------   --------   --------   ---------   --------
NET INCOME .................................  $  97,056   $  27,140   $  33,161   $ 18,902   ($76,709)  $   2,494   $    474
                                              =========   =========   =========   ========   ========   =========   ========

NET INCOME AVAILABLE TO STOCKHOLDERS ........    95,770      26,833      32,850     18,588    (77,026)      1,137        170

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income, after preferred stock dividend ..  $   4.84   $    1.42   $    1.78   $   1.05   ($  4.43)   $   0.06   $   0.01
PERFORMANCE RATIOS
Return on average assets ....................      1.92%       1.90%       2.25%      1.22%     -4.93%       0.04%      0.04%
Return on average common stockholder's
  equity ....................................     13.98%      15.55%      18.72%     10.58%    -44.03%       0.16%      0.11%
Net interest margin .........................      2.27%       2.17%       2.17%      1.86%      1.82%       2.00%      1.72%
Net interest spread .........................      1.18%       1.26%       1.41%      1.25%      1.33%       1.32%      1.30%
Total operating expenses to average assets ..      0.42%       0.40%       0.40%      0.45%      0.51%       0.44%      0.39%
-----------------------------------------------------------------------------------------------------------------------------

* Includes gains on sale of securities available for sale.

                                                                      EXHIBIT VI

                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                 (In $ millions)

-----------------------------------------------------------------------------------------------
                                          OUTSTANDING BALANCE AT
                                     ----------------------------------------------------------
                                         (A)        (B)         (C)
COUNTRY                               31MAR01     31DEC01     31MAR02    (C) - (A)   (C) - (B)
                                     ----------------------------------------------------------
   ARGENTINA ......................  $   1,522   $   1,143    $960 (*)   ($    562)  ($    183)
   BOLIVIA ........................         26          26          26           0           0
   BRAZIL .........................      2,642       2,461       1,989        (652)       (472)
   CHILE ..........................         85         114          91           7         (22)
   COLOMBIA .......................        173         195         182          10         (12)
   COSTA RICA .....................         45          69          61          15          (8)
   DOMINICAN REPUBLIC .............        180         221         177          (3)        (45)
   ECUADOR ........................         63          95          48         (15)        (46)
   EL SALVADOR ....................         69          62          35         (34)        (26)
   GUATEMALA ......................         40          28          22         (18)         (7)
   HONDURAS .......................          2           0           0          (1)          0
   JAMAICA ........................         20          19          16          (4)         (2)
   MEXICO .........................      1,441       1,062         772        (669)       (289)
   NICARAGUA ......................         24          43          40          17          (3)
   PANAMA .........................        143          82          49         (95)        (33)
   PARAGUAY .......................          1           1           2           1           1
   PERU ...........................        232         170         106        (125)        (64)
   TRINIDAD & TOBAGO ..............         60          59          59          (1)          0
   URUGUAY ........................          7           0           0          (7)          0
   VENEZUELA ......................         65         274         258         193         (16)
   OTHER ..........................         35         302         246         211         (56)
                                     ---------   ---------   ---------   ---------   ---------

  TOTAL CREDIT PORTFOLIO (1) ......  $   6,874   $   6,425   $   5,142   ($  1,733)  ($  1,283)

  UNEARNED INCOME (2) .............       ($15)       ($21)       ($16)        ($1)         $5
                                     ---------   ---------   ---------   ---------   ---------

  TOTAL CREDIT PORTFOLIO,
        NET OF UNEARNED INCOME ....  $   6,859   $   6,404   $   5,126   ($  1,733)  ($  1,279)
                                     =========   =========   =========   =========   =========
-----------------------------------------------------------------------------------------------

(1) Includes loans, selected investment securities, letters of credit, customers' liabilities under acceptances and guarantees.
(2) Includes loans' unearned income and selected investment securities' unearned income.
(*) The credit portfolio outstanding in Argentina at March 31, 2002 is presented net of the impairment loss on securities of $40 million.

There will be a conference call on April 19, 2002 at 11:00 a.m. ET in the U.S. (10:00 a.m. Panamanian time). For those interested in participating, please call 877-925-2339 in the United Sates and, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-2907. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#5600794 to the telephone operator answering the call five minutes before the call is set to begin.
--------------------------------------------------------------------------------

For further information, please access our Web site on the Internet at www.blx.com or call:

     Carlos Yap S.
     Vice President, Finance and Performance Management
     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com

- Or -

     William W. Galvin
     The Galvin Partnership
     67 Mason Street
     Greenwich, CT 06830
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial 888-843-8996 in the United States and, if outside the United States, please dial the applicable international access code + U.S. country code followed by 630-652-3044 and follow the instructions. The Conference ID# for the call that will be replayed is 5600794.